Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

CORPORATE PARTICIPANTS

Ajay Kochhar - Li-Cycle President and CEO

Matt Miller - Bloomberg Markets

PRESENTATION

Matt Miller

Welcome back to Bloomberg Markets. I’m Matt Miller. It’s time now for Hyperdrive, which looks at the future of transportation technology. Today, we look at take a look at Li-Cycle, as in lithium-ion. It is the largest recycle recycler of lithium-ion batteries in North America announcing it will go public via a SPAC, a Special Acquisition Company. It will be the first public lithium ion battery recycling company.

And joining us now is the company’s co-founder and president, as well as CEO. Very many titles. Ajay Kochhar. Thanks so much for coming on the program. First off, tell me about the decision to go public via SPAC. It’s been so popular right now. Why that rather than plain vanilla IPO?

Ajay Kochhar

Yeah. And great to be here, Matt. Thanks for having me. Let me start and maybe just briefly with us and I’ll talk about why we want went the route of a SPAC. Li-Cycle, as you mentioned, we’re the largest lithium ion battery recycler in North America today. Commercial company. We have 40 plus battery supply customers. 14 of those are the largest electric vehicle manufacturers as well as battery manufacturers. We make product. We sell product back in the markets. We’re doing this today, you know, predicated on new technology. I’m happy to chat about.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

But look, you know, I think a lot of people have been wondering as you see these new electric vehicles, stories coming out from a SPAC perspective, but even more broadly, you know, manufacturers like GM and others making very bold announcements around electrification. And I think people have been wondering what’s going to happen to all these batteries? It’s often a common question. And one other nuance to that is actually as you make batteries, there’s a swath of manufacturing waste or production rejects, which is generated, and that’s natural.

Any manufacturing process for batteries does that, which equates to a whole lot of material that’s growing in lockstep with the proliferation of lithium ion batteries. So actually, our industry needs to grow in lockstep with the proliferation of EV’s. And so back to why a SPAC for us, look, it really comes down to the efficiency, access to capital, partnering with a great SPAC partner, in this case Peridot that actually adds value to our business, but it’s really the speed and the efficiency to build on our moat, step out further, build on our lead, and actually serve our customers as best as we can to grow in lockstep with them. And that’s why we went down the route of a SPAC.

Matt Miller

Well, it is an incredibly important mission, Ajay. You’re right about this being one of the most discussed issues surrounding EV’s. The opponents of EVs, if you can imagine that there is such a thing, always bring it up. How do you source the old batteries and what do you do with the recycled material?

Ajay Kochhar

Yeah. Great question. So those 40 plus battery supply customers I mentioned, that’s all B2B. And within that, again, very critical segment from a growth standpoint and volume near term. Does any battery manufacturer make cells, then to a module, then a pack (ph)? This is what actually goes into a vehicle. There’s all types of waste that comes out of that process. Now, even the best manufacturers have that happen, and that equates to hundreds of thousands of tons.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

It’s actually, this past year, 465,000 tons of batteries, which equates to $2.7 billion of value. So again, that’s a bit of a misnomer. People say hey, recycling might be way in the future growing it live with EV’s. Actually, it’s happening at the same time and we also take, in addition to that, you know, portable batteries, cell phone batteries, and much more.

So we have a very different diverse supplies diverse supply chain. It’s taken us these five years, you know, since 2016 to really get here, and that’s how we source mainly B2B. Now, that’s from the one side. On the other side, to your question, we have an offtake partner that’s the largest independent nickel cobalt trader globally. Their name is Traxys. And so we make, at Li-Cycle, we have a two stage process. It’s fit for purpose for recycling all types of lithium ion batteries. We remake the fundamental building blocks of batteries. Again, so lithium, nickel cobalt, and sell that via that contract, which is contracted through to 2030.

And just a brief, you know, comment, the way this was done before we came along, and this is why there’s been that opposition from a lot of folks, likely, is mainly thermal processing. You’ve had a lot of groups that are waste oriented taking batteries at the end of life for manufacturing scrap, burning off what they don’t want, and only getting a small portion of the materials.

Well, that’s not economically sustainable. It’s a high cost low recovery method, and it’s not environmentally sustainable. You generate a lot of toxic emissions doing that. So we flipped that on its head and said no, that doesn’t make a lot of sense. We’re going to innovate here, and that’s basically where we find ourselves today. It’s commercialized technology and building that out further into the future.

Matt Miller

All right, Ajay, thanks so much for joining us. Really appreciate such brief time with you. And I hope we get to talk to you again soon because we are covering batteries a lot. Ajay Kochhar, Li-Cycle CEO. The ticker, again, on the NYSC is L-I-C-Y. You can read more about it at Hyperdrive on Bloomberg.com/hyperdrive.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

*****

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Holdco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Holdco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Holdco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Holdco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR HOLDCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Holdco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Holdco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Holdco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

Participants in the Solicitation

Li-Cycle, Peridot, Holdco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as

Peridot Acquisition Corp. and Li-Cycle Corp.

Bloomberg TV Interview with Li-Cycle

February 16, 2021

a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.